P.E. 1/31/02

02012703

WASHINGTON, DC 20549

FORM 6-K

REC'D S.E.C.
JAN 3 1 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of JANUARY, ~~19~~ 2002

FILTRONIC PLC
(Translation of Registrant's Name Into English)

THE WATERFRONT, SALTS MILL RD., SALTAIRE, SHIPLEY, W. YORKS. BD18 3TT UK.
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PROCESSED
FEB 1 1 2002
THOMSON FINANCIAL
P

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders." ¹

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FILTRONIC PLC
(Registrant)

Date 30th JANUARY 2002 By Fiona Pick
(Signature)[1]

FIONA PICK
ASSISTANT COMPANY SECRETARY

[1]Print the name and title of the signing officer under his signature.

Company	Filtronic PLC
TIDM	FTC
Headline	Director Shareholding
Released	10:30 29 Jan 2002
RNS Number	6376Q

The company was notified today that yesterday, 28 January 2002, Mr Christopher Schofield and his wife, Mrs Helen Schofield, sold in aggregate 5,000 ordinary 10p shares in the Company at a price of £3.52 per share. Mr and Mrs Schofield sold 2,500 shares each. Following the sale, Mr and Mrs Schofield's total holdings is 7,193 shares.

END

Filtronic plc

Interim Report 2002

Interim financial results

Sales and operating profit

Sales for the six months ended 30 November 2001 were £146.0m (2000 £147.6m) and operating profit before goodwill amortisation and impairment and share compensation costs was £6.1m (2000 £6.3m).

Change in expected accounting treatment of revenue recognition at Newton Aycliffe

The sales and operating profit figures above do not benefit from the agreements signed on 30 November 2001 with BAE SYSTEMS Avionics Limited ("BAE SYSTEMS") and M/A-COM Inc. ("M/A-COM") in respect of Newton Aycliffe.

In both the 2001 Annual Report which was issued on 30 July 2001 and the Trading Update which was issued on 3 December 2001, I made the following statement regarding the two agreements with BAE SYSTEMS and M/A-COM: "The combined effect of these two agreements will be to improve the cash flow and reduce the losses of the Newton Aycliffe operation significantly such that Newton Aycliffe's impact on the financial results of the group as a whole for the year ending 31 May 2002 is likely to be immaterial".

The cash fee, which is in respect of the grant of a sole and irrevocable licence and the provision of certain intellectual property to BAE SYSTEMS, is being paid in its entirety in the second half of this financial year and is such that the statement above with regard to cash flow is unchanged. However, the nature of the BAE SYSTEMS agreement is such that our auditors have advised that the revenue recognition must be accounted for over an extended timeframe rather than wholly in the current financial year. As we are now unable to account for the initial revenue from this agreement in the anticipated manner, the effect is that the costs of running Newton Aycliffe will now have a material effect on the profit and loss account of the group for the year ending 31 May 2002. These running costs remain at approximately £1m per month.

In respect of these interim results, market expectations for operating profit before goodwill were approximately £9.6m. This was after accounting for losses of about £2m for Newton Aycliffe, representing two months' running costs. By being unable to recognize any part of the BAE SYSTEMS fee in this accounting period, the effect is to charge an additional four months' running costs (£4m) to the profit and loss account. With this being taken into account, market estimates for operating profit before goodwill would have been of the order of £5.6m.

This method of accounting for the revenue recognition at Newton Aycliffe has no impact whatsoever on the cash flow or trading operations of the company.

Other profit and loss account items

After charging goodwill amortisation of £2.7m, share compensation costs of £1.0m, net interest payable of £6.7m and a net currency exchange loss of £0.2m, the loss before taxation was £4.5m (2000 £2.5m loss). After taxation charges of £1.4m relating to our Finnish operations, the loss was £5.9m (2000 £3.2m loss). The basic loss per share is 8.05p (2000 4.38p loss) and these figures are unchanged on a diluted basis.

Dividend

The Board is maintaining an interim dividend of 0.9p (2000 0.9p) per share payable on 1 April 2002 to shareholders on the register at 1 March 2002.

Finance

Cash generation in the six months to 30 November 2001 was £20m. This is after all of the Newton Aycliffe running costs. There was no cash received in the first half of the financial year as a result of the two Newton Aycliffe agreements nor were any government grants received in the period.

At 30 November 2001, Filtronic had a cash balance of £11.2m and was not using any of its £31m bank overdraft facility.

Borrowings totalled £117m at the half year point, comprising £116m ($170m) of 10% Senior Notes due 1 December 2005, net of £3m of deferred debt issue costs, and £1m of other long term debt.

Operations

The segmental analysis of the business is as follows:

Six months ended 30 November	Sales 2001 £m	Sales 2000 £m	Operating profit before goodwill amortisation and impairment and share compensation 2001 £m	Operating profit before goodwill amortisation and impairment and share compensation 2000 £m
Wireless infrastructure	**99.6**	103.9	**14.0**	13.2
Cellular handset products	**23.6**	23.2	**5.3**	3.9
Electronic warfare	**13.7**	11.4	**(2.0)**	(0.1)
Broadband access	**8.0**	4.1	**(1.0)**	(1.5)
Inter segment	**(2.7)**	(0.1)	**–**	–
Central costs	**–**	–	**(2.4)**	(1.8)
Excluding Compound semiconductors	**142.2**	142.5	**13.9**	13.7
Compound semiconductors	**3.8**	5.1	**(7.8)**	(7.4)
	146.0	147.6	**6.1**	6.3

Our major business continues to be the supply of transmit/receive modules for mobile communications base stations where we supply several of the world's leading Original Equipment Manufacturers and where we are acknowledged as the world's leading independent supplier of such equipment. Throughout 2001, global demand for 2G and 2.5G equipment was weaker than in 2000. Nevertheless, Filtronic maintained business levels in these difficult trading conditions by increasing market share and programme position with our major customers.

In the Cellular Handset Products business, sales levels were maintained even though there was a decline in year on year worldwide manufacture of cellular handsets. In unit terms, Filtronic's sales of handset antennas grew by over 20% as our market share increased and we are acknowledged as the world's leading supplier. Demand for ceramic diplexers for US TDMA mobile handsets continued at higher levels than expected and margins improved as a result.

Although sales levels in the Electronic Warfare business improved compared to last year, margins were disappointing. Losses were incurred as technical problems on certain products in our UK business continued for longer than expected. Additionally, our US Electronic Warfare business has had to provide for a £0.5m doubtful debt.

The Broadband Access business, which mainly supplies millimetre wave transceivers for point-to-point interconnections between mobile base stations, continued to increase sales and reduce losses.

Central costs increased as we applied significantly more resources to the development of power amplifiers for the 3G mobile base station market.

All of the sales for the Compound Semiconductor business segment arose from our facility at Santa Clara, California. This low level of activity, which is largely as a result of the depressed optical communications market, resulted in losses of £1.7m there.

Outlook

Initial shipments of 3G WCDMA equipment, comprising both transmit/receive modules and tower top amplifiers, for a major OEM customer in Europe began in the last quarter of 2001. Requirements for these products are expected to increase throughout 2002 so that operator forecasts for 3G system availability in the last quarter of 2002 can be achieved. In the short term, the Wireless Infrastructure business is expected to continue to outperform the market, independent of 3G deployment. Prospects for further growth in 3G systems with our existing products remain very strong. We expect to enhance these prospects with the introduction of our power amplifier products for 3G systems in due course.

As expected, sales of ceramic diplexers for US TDMA handsets have now reduced to minimal levels. As a result short term growth in the Cellular Handset Products business segment will be difficult to achieve, although the strength of our handset antennas business should at least compensate for the reduced level of demand for ceramic diplexers.

Shipments of the first products on the European Fighter Aircraft programme began in December and orders totalling more than £15m have now been booked. The related shipments will take place over the next five years. The Electronic Warfare business is expected to return to profitability in the second half of the current financial year.

The Broadband Access business segment continues to make progress but profitability is not expected until low cost monolithic microwave integrated circuit design solutions can be brought into production volumes using the Newton Aycliffe facility. This is not expected to occur until next financial year.

Having underpinned the future of the Newton Aycliffe site by concluding the agreements with M/A-COM and BAE SYSTEMS, progress can now be made towards achieving the main purpose of Newton Aycliffe, that is the production of high quality compound semiconductor devices for integration into Filtronic's own higher added value end products. Independently, levels of business arising from the M/A-COM agreement are expected to grow steadily throughout 2002 and beyond such that revenues from this strategic alliance should be sufficient to meet the running costs of Newton Aycliffe on a month to month basis by the end of next financial year. Trading conditions for the merchant compound semiconductor business at Santa Clara are expected to improve in the second half of the financial year. Together with the impact of recently implemented cost and overhead reductions, this should lead to an improved trading performance from that location.

Summary

In summary, the Board is pleased with the progress made by the company since last year end. Filtronic has increased its market share in its two major businesses to become the clear world market leader, secured a strong position at the heart of 3G mobile infrastructure system supplies and successfully concluded the two Newton Aycliffe agreements. Further, the company has eliminated its short term borrowings, reduced its gearing and begun to build cash reserves. The Board remains convinced that the company's strategy of acquiring control over and investing in the key technologies for future communications systems will provide the best opportunity for sustained shareholder value in the medium and longer term.

Professor J D Rhodes CBE FRS FREng
Executive Chairman
21 January 2002

	note	Unaudited 6 months Ended 30 November 2001 Excluding Compound Semiconductors £000	Compound Semiconductors £000	£000
Sales	1, 2	**142,196**	**3,792**	**145,988**
Operating profit/(loss) before goodwill amortisation and impairment and share compensation	1, 2	**13,922**	**(7,850)**	**6,072**
Goodwill amortisation		**(1,930)**	**(740)**	**(2,670)**
Exceptional goodwill impairment		–	–	–
Share compensation		**(1,033)**	–	**(1,033)**
Operating profit/(loss)	1, 2	**10,959**	**(8,590)**	**2,369**
Net interest payable				**(6,656)**
Net financing currency exchange (loss)/gain				**(236)**
				(6,892)
Loss on ordinary activities before taxation				**(4,523)**
Taxation				**(1,414)**
Loss on ordinary activities after taxation				**(5,937)**
Dividends				**(666)**
Deficit for the period				**(6,603)**
Adjusted loss per share				
Basic	3			**(2.71)p**
Diluted	3			**(2.71)p**
Loss per share				
Basic	3			**(8.05)p**
Diluted	3			**(8.05)p**
Dividend per share				**0.90p**

Unaudited 6 months Ended 30 November 2000		Restated	Audited Year Ended 31 May 2001		
Excluding Compound Semiconductors	Compound Semiconductors		Excluding Compound Semiconductors	Compound Semiconductors	
£000	£000	£000	£000	£000	£000
142,484	5,101	147,585	286,201	11,233	297,434
13,777	(7,438)	6,339	27,154	(14,930)	12,224
(1,485)	(760)	(2,245)	(3,368)	(1,516)	(4,884)
–	–	–	–	(14,078)	(14,078)
(764)	–	(764)	(2,293)	–	(2,293)
11,528	(8,198)	3,330	21,493	(30,524)	(9,031)
		(5,781)			(12,531)
		(72)			355
		(5,853)			(12,196)
		(2,523)			(21,227)
		(647)			(1,564)
		(3,170)			(22,791)
		(668)			(1,994)
		(3,838)			(24,785)
		(0.12)p			(2.56)p
		(0.12)p			(2.56)p
		(4.38)p			(31.24)p
		(4.38)p			(31.24)p
		0.90p			2.70p

	Unaudited 30 November 2001 £000	Restated Unaudited 30 November 2000 £000	Audited 31 May 2001 £000
Fixed assets			
Intangible assets	**53,021**	72,388	54,673
Tangible assets	**121,716**	126,178	126,302
	174,737	198,566	180,975
Current assets			
Stocks	**42,789**	54,284	51,274
Debtors	**69,082**	60,316	66,771
Cash	**11,176**	12,623	5,589
	123,047	127,223	123,634
Creditors: amounts falling due within one year			
Borrowings	**139**	9,812	14,430
Other creditors	**41,652**	45,306	41,094
	41,791	55,118	55,524
Net current assets	**81,256**	72,105	68,110
Total assets less current liabilities	**255,993**	270,671	249,085
Creditors: amounts falling due after one year			
Borrowings	**116,994**	117,013	117,083
Deferred income	**11,480**	1,629	1,515
Net assets	**127,519**	152,029	130,487
Capital and reserves			
Called up share capital	**7,388**	7,340	7,365
Share premium account	**135,444**	132,829	132,932
Shares to be issued	**6,145**	6,087	7,616
Revaluation reserve	**106**	106	106
Profit and loss account	**(21,564)**	5,667	(17,532)
Equity shareholders' funds	**127,519**	152,029	130,487

Statement of Total Recognised Gains and Losses

	Unaudited 6 Months Ended 30 November 2001 £000	Restated Unaudited 6 Months Ended 30 November 2000 £000	Audited Year Ended 31 May 2001 £000
Loss on ordinary activities after taxation	**(5,937)**	(3,170)	(22,791)
Currency exchange movement arising on consolidation	**2,224**	5,553	3,047
Currency exchange movement on loan	**347**	(6,186)	(5,932)
Total recognised gains and losses	**(3,366)**	(3,803)	(25,676)

Reconciliation of Shareholders' Funds

	Unaudited 6 Months Ended 30 November 2001 £000	Restated Unaudited 6 Months Ended 30 November 2000 £000	Audited Year Ended 31 May 2001 £000
Loss on ordinary activities after taxation	**(5,937)**	(3,170)	(22,791)
Dividends	**(666)**	(668)	(1,994)
Deficit for the period	**(6,603)**	(3,838)	(24,785)
Currency exchange movement arising on consolidation	**2,224**	5,553	3,047
Currency exchange movement on loan	**347**	(6,186)	(5,932)
Issue of shares	**2,535**	4,864	4,992
Shares to be issued			
- shares issued	**(2,504)**	-	-
- acquisition contingent consideration	**-**	5,323	5,323
- share compensation	**1,033**	764	2,293
Movement in shareholders' funds	**(2,968)**	6,480	(15,062)
Opening shareholders' funds	**130,487**	145,549	145,549
Closing shareholders' funds	**127,519**	152,029	130,487

	note	Unaudited 6 Months Ended 30 November 2001 £000	Unaudited 6 Months Ended 30 November 2000 £000	Audited Year Ended 31 May 2001 £000
Net cash flow from operating activities	A	**33,744**	2,509	7,522
Returns on investment and servicing of finance				
Net interest paid		**(6,235)**	(5,360)	(11,689)
Tax paid		**(961)**	(3,190)	(3,091)
Capital expenditure				
Purchase of tangible fixed assets		**(5,550)**	(31,026)	(40,982)
Sale of tangible fixed assets		**486**	106	171
Government grants received		**-**	480	480
Net cash flow from capital expenditure		**5,064**	(30,440)	(40,331)
Acquisitions				
Acquisition costs		**-**	(32)	(118)
Net cash acquired with subsidiary		**-**	14	14
Net cash flow from acquisitions		**-**	(18)	(104)
Equity dividends paid		**(1,326)**	(1,303)	(1,964)
Net cash flow before financing		**20,158**	(37,802)	(49,657)
Financing				
Issue of shares		**31**	1,717	1,844
Capital element of finance lease payments		**-**	(111)	(147)
Loans repaid		**(132)**	(439)	(567)
Net cash flow from financing		**(101)**	1,167	1,130
Increase/(decrease) in cash	B	**20,057**	(36,635)	(48,527)

A Reconciliation of operating profit/(loss) to net cash flow from operating activities

	Unaudited 6 Months Ended 30 November 2001 £000	Restated Unaudited 6 Months Ended 30 November 2000 £000	Audited Year Ended 31 May 2001 £000
Operating profit/(loss)	**2,369**	3,330	(9,031)
Goodwill amortisation	**2,670**	2,245	4,884
Exceptional goodwill impairment	**–**	–	14,078
Share compensation	**1,033**	764	2,293
Depreciation	**10,493**	7,711	16,759
Loss/(profit) on sale of tangible fixed assets	**167**	(45)	(70)
Government grants released	**(35)**	(53)	(167)
Movement in stocks	**8,734**	(13,484)	(10,642)
Movement in debtors	**8,203**	2,582	(4,307)
Movement in creditors	**110**	(541)	(6,275)
Net cash flow from operating activities	**33,744**	2,509	7,522

B Reconciliation of net cash flow to movement in net debt

	Unaudited 6 Months Ended 30 November 2001 £000	Unaudited 6 Months Ended 30 November 2000 £000	Audited Year Ended 31 May 2001 £000
Increase/(decrease) in cash	**20,057**	(36,635)	(48,527)
Cash flow from debt	**132**	439	567
Cash flow from finance leases	**–**	111	147
Change in net debt resulting from cash flows	**20,189**	(36,085)	(47,813)
Loan acquired with subsidiary	**–**	(300)	(300)
Debt issue costs amortisation	**(421)**	(421)	(842)
Currency exchange movement	**199**	(6,089)	(5,662)
Movement in net debt in the period	**19,967**	(42,895)	(54,617)
Opening net debt	**(125,924)**	(71,307)	(71,307)
Closing net debt	**(105,957)**	(114,202)	(125,924)

1 Geographical segment analysis

	Unaudited 6 Months Ended 30 November 2001 £000	Restated Unaudited 6 Months Ended 30 November 2000 £000	Audited Year Ended 31 May 2001 £000
Sales			
United Kingdom	**59,576**	57,046	114,030
Finland	**32,433**	30,159	54,223
United States of America	**50,201**	61,129	118,946
Australia	**7,221**	4,237	17,774
China	**6,264**	5,559	12,448
Inter segment	**(9,707)**	(10,545)	(19,987)
	145,988	147,585	297,434
Operating profit/(loss) before goodwill amortisation and impairment and share compensation			
United Kingdom	**730**	1,297	1,961
Finland	**4,891**	3,290	3,915
United States of America	**244**	3,524	6,209
Australia	**588**	(540)	2,315
China	**2,015**	590	1,649
Central costs	**(2,396)**	(1,822)	(3,825)
	6,072	6,339	12,224
Operating profit/(loss)			
United Kingdom	**730**	1,297	1,961
Finland	**3,961**	2,380	2,147
United States of America	**(2,529)**	1,425	(13,278)
Australia	**588**	(540)	2,315
China	**2,015**	590	1,649
Central costs	**(2,396)**	(1,822)	(3,825)
	2,369	3,330	(9,031)

2 Business segment analysis

	Unaudited 6 Months Ended 30 November **2001** **£000**	Restated Unaudited 6 Months Ended 30 November 2000 £000	Audited Year Ended 31 May 2001 £000
Sales			
Wireless infrastructure	**99,541**	103,895	207,777
Cellular handset products	**23,632**	23,156	42,174
Electronic warfare	**13,745**	11,424	25,728
Broadband access	**7,997**	4,146	11,273
Inter segment	**(2,719)**	(137)	(751)
Excluding compound semiconductors	**142,196**	142,484	286,201
Compound semiconductors	**3,792**	5,101	11,233
	145,988	147,585	297,434
Operating profit/(loss) before goodwill amortisation and impairment and share compensation			
Wireless infrastructure	**14,003**	13,280	27,212
Cellular handset products	**5,303**	3,927	6,979
Electronic warfare	**(1,998)**	(125)	(443)
Broadband access	**(990)**	(1,483)	(2,769)
Central costs	**(2,396)**	(1,822)	(3,825)
Excluding compound semiconductors	**13,922**	13,777	27,154
Compound semiconductors	**(7,850)**	(7,438)	(14,930)
	6,072	6,339	12,224
Operating profit/(loss)			
Wireless infrastructure	**14,003**	13,280	27,212
Cellular handset products	**4,373**	3,017	5,211
Electronic warfare	**(2,123)**	(252)	(698)
Broadband access	**(2,898)**	(2,695)	(6,407)
Central costs	**(2,396)**	(1,822)	(3,825)
Excluding compound semiconductors	**10,959**	11,528	21,493
Compound semiconductors	**(8,590)**	(8,198)	(30,524)
	2,369	3,330	(9,031)

3 Loss per share

	Unaudited 6 Months Ended 30 November **2001**	Restated Unaudited 6 Months Ended 30 November 2000	Audited Year Ended 31 May 2001
Adjusted basic loss per share	**(2.71)p**	(0.12)p	(2.56)p
Effect of adjusted items net of taxation	**(5.34)p**	(4.26)p	(28.68)p
Basic loss per share	**(8.05)p**	(4.38)p	(31.24)p
Adjusted diluted loss per share	**(2.71)p**	(0.12)p	(2.56)p
Effect of adjusted items net of taxation	**(5.34)p**	(4.26)p	(28.68)p
Diluted loss per share	**(8.05)p**	(4.38)p	(31.24)p

	£000	£000	£000
Adjusted loss	**(1,998)**	(89)	(1,871)
Goodwill amortisation	**(2,670)**	(2,245)	(4,884)
Exceptional goodwill impairment	–	–	(14,078)
Share compensation	**(1,033)**	(764)	(2,293)
Net financing currency exchange (loss)/gain	**(236)**	(72)	335
Loss on ordinary activities after taxation	**(5,937)**	(3,170)	(22,791)

Weighted average number of shares	**73,760,593**	72,411,415	72,962,735
Dilution effect of share options	–	–	–
Dilution effect of contingently issuable shares	–	–	–
Diluted weighted average number of shares	**73,760,593**	72,411,415	72,962,735

4 Restatement of comparative period ended 30 November 2000

The interim financial information for the comparative period ended 30 November 2000 has been restated. The impact is to increase the loss on ordinary activities before and after taxation for the period ended 30 November 2000 by £1,035,000. At 30 November 2000, the intangible assets balance is decreased by £5,481,000, and the shares to be issued reserve is decreased by £4,194,000. The accounting treatment adopted in the restatement is consistent with that adopted in the audited financial statements for the year ended 31 May 2001, whereby an element of the previously reported purchase consideration in respect of the acquisition of Sigtek, Inc. has now been treated as share compensation expense.

5 Interim financial information

The accounting policies adopted in preparing this interim financial information are consistent with those set out on pages 22 and 23 of the Filtronic plc Annual Report 2001.

Financial Reporting Standard 18 'Accounting Policies' and Financial Reporting Standard 19 'Deferred Tax' have been adopted in the current period. There has been no effect on the interim financial information.

The interim financial information contained in this report does not constitute statutory financial statements within the meaning of Section 240 of the Companies Act 1985.

The figures for the year ended 31 May 2001 are extracted from the Financial Statements included in the Filtronic plc Annual Report 2001 dated 30 July 2001. Those Financial Statements, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies in England and Wales.

Copies of this Interim Report are available from the registered office of the company:

Filtronic plc
The Waterfront
Salts Mill Road
Saltaire
Shipley
West Yorkshire
BD18 3TT
Tel: + 44 1274 530622
Fax: + 44 1274 531561
www.filtronic.com